Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Three Months Ended March 31, 2010 (Unaudited)	Years Ended December 31,
		2009	2008	2007	2006	2005
Earnings
Income before income taxes (a)	$391	$598	$604	$ 855	$ 904	$296
Interest expense	60	241	220	267	303	332
Portion of rents representative of the interest factor	40	142	156	170	170	149
	$491	$981	$980	$1,292	$1,377	$777
Fixed Charges
Interest expense	$ 60	$241	$220	$ 267	$ 303	$332
Portion of rents representative of the interest factor	40	142	156	170	170	149
	$100	$383	$376	$ 437	$ 473	$481
Ratio of Earnings to Fixed Charges	4.9	2.6	2.6	3.0	2.9	1.6

(a)

Excludes goodwill impairment charges of $315 million and $540 million recorded in the Risk Consulting & Technology segment in 2009 and 2008, respectively. Including these charges, the Ratio of Earnings to Fixed Charges was 1.7 and 1.2 for the years ended December 31, 2009 and 2008, respectively.